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                              August 17, 2023

       Guillermo Trias
       Chief Executive Officer
       Tidal Commodities Trust I
       c/o Toroso Investments, LLC
       234 West Florida Street
       Suite 203
       Milwaukee, WI 53204

                                                        Re: Tidal Commodities
Trust I
                                                            Registration
Statement on Form S-1
                                                            Filed July 21, 2023
                                                            File No. 333-273364

       Dear Guillermo Trias:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 21, 2023

       General

   1. Provide disclosure of any significant crypto asset market developments material to understanding or
assessing your business, financial condition and results of operations, or share price of the
Predecessor Fund since its last reporting period, including any material impact from the price
volatility of crypto assets.
   2. We note the blanks related to the anticipated closing of the merger transaction and that you anticipate the
filing of a registration statement on Form S-4 for that transaction.
                                                        Accordingly, please
update when practicable to complete the merger disclosures and to
 Guillermo Trias
Tidal Commodities Trust I
August 17, 2023
Page 2
         make conforming changes consistent with any staff comments issued on the Form S-4, to the extent applicable.
3. We note the Hashdex Bitcoin Futures ETF Fund is listed on NYSE Arca. Please tell us the status of the exchange's amendment to the listing standard application under Rule 19b-4 of the Exchange Act.
Prospectus Summary, page 1

4. Please revise here and in the main section to disclose the Fund's assets as of a recent date.
         Also briefly summarize here the Fund's performance since inception. What Are The Risk Factors Involved With An Investment In The Fund?, page 14

5. To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions may affect how your business is perceived by customers, counterparties, and regulators, and whether there may be a material impact on your operations or financial condition.
6. Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
7. To the extent material, please describe any gaps your board or management have identified with respect to planned risk management processes and policies in light of current crypto asset market conditions as well as any changes you have made or intend to make to address those gaps.
8. Please describe any material risk to shareholders, either direct or indirect, from excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of shares from the Fund.
9. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

                Risk from depreciation in your stock price.
                Risk of loss of customer demand for your products and services. Risks from price declines or price volatility of crypto assets.
The Offering, page 35
FirstName LastNameGuillermo Trias
10. To the extent material, discuss how the bankruptcies of certain market participants and the
Comapany    NameTidal
       downstream       Commodities
                    effects           Trust I
                            of those bankruptcies have impacted or may impact
your business,
Augustfinancial
        17, 2023condition,
                 Page 2 customers, and counterparties, either directly or indirectly.
FirstName LastName
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany
August 17, NameTidal
           2023      Commodities Trust I
August
Page 3 17, 2023 Page 3
FirstName LastName
11. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

                Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
                Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
                Have the crypto assets of their customers unaccounted for.
                Have experienced material corporate compliance failures.
12. Please update disclosure under Market Price of Shares on page 38 to include the first and second quarters for 2023. Similarly update Prior Performance of the Fund on pages 38 and 39 to include all available monthly 2023 rates of return. Please also revise to discuss
         changes in the Fund   s net asset performance and any trends or
uncertainties that
         contributed to significant changes in NAV.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at
202-551-3758 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets
cc:      Peter J. Shea